SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.º 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON AUGUST 09, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 22º floor, São Paulo, State of São Paulo, at 10.00 a.m.

CHAIRMAN: Roberto Konder Bornhausen

ATTENDANCE: Executives of Unibanco – União de Bancos Brasileiros S.A.

QUORUM: Totality of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Analyzed and approved the Financial Statements of the Company for the period ended on June, 30th, 2006, as well as the Management Report related to the results of the Company for the period ended on the aforementioned date, which shall be published jointly with the Independent Auditor’s and the Audit Committee’s report, in the form provided by law.

With no additional proposals to deliberate, the Chairman decided to finish the meeting and to draw up the present document, which was signed by all present members.

São Paulo, August 9th, 2006.

Roberto Konder Bornhausen	Pedro Moreira Salles

Israel Vainboim	Gabriel Jorge Ferreira

Guilherme Affonso Ferreira	Tomas Tomislav Antonin Zinner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer